Term Sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 197-A-I dated August 25, 2010	Term Sheet to Product Supplement No. 197-A-I Registration Statement No. 333-155535 Dated August 10, 2011; Rule 433

Structured Investments	$ Bearish Notes Linked to the Japanese Yen Relative to the U.S. Dollar due August 15, 2016

General

  The notes are designed for investors who seek capped exposure to the depreciation of the Japanese Yen relative to the U.S. dollar from and including the pricing date to and including the Observation Date. Investors will earn a positive return if the Japanese yen depreciates relative to the U.S. dollar from the pricing date to the Observation Date. Investors should be willing to forgo interest payments, while seeking payment of their principal in full at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 15, 2016*
  Minimum denominations of $1,000 and integral multiples thereof
  The notes are expected to price on or about August 10, 2011 and are expected to settle on or about August 15, 2011.

Key Terms

Reference Currency:	Japanese Yen
Base Currency:	U.S. dollar
Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero. Assuming the Participation Rate is 105%, the payment at maturity will not exceed $2,050 per $1,000 principal amount note.

You are entitled to repayment of principal in full at maturity, subject to the credit risk of JPMorgan Chase & Co.

Additional Amount:

The Additional Amount per $1,000 principal amount note payable at maturity will equal $1,000 × the Reference Currency Return × the Participation Rate, provided that the Additional Amount will not be less than zero. Assuming the Participation Rate is 105%, the Additional Amount will not equal or exceed $2,050 per $1,000 principal amount note.

Participation Rate:	105%. The actual Participation Rate will be determined on the pricing date and will not be less than 105%.
Reference Currency Return:	Ending Spot Rate – Starting Spot Rate Ending Spot Rate

The Reference Currency Return formula includes an embedded variable decelerating upside leverage, which is always less than 100%, and will limit the appreciation potential of the notes. The embedded variable decelerating upside leverage decreases as a Reference Currency Return increases.

Please see “Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity,” and “Selected Risk Considerations — The Method of Calculating the Reference Currency Returns Will Diminish Any Reference Currency Depreciation Relative to the U.S. Dollar” in this term sheet for more information.

Starting Spot Rate:

The Starting Spot Rate will be determined on the pricing date and will be (a) the Spot Rate on the pricing date, determined as specified under “— Spot Rate” below or (b) an exchange rate determined by reference to certain intra-day trades, in each case, as determined by the calculation agent in good faith and a commercially manner. Although the calculation agent will make all determinations and will take all actions in relation to establishing the Starting Spot Rate in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate that might affect the value of your notes. For information about the risks related to this discretion, see “Selected Risk Considerations — Potential Conflicts” on page TS-2 of this term sheet.

Ending Spot Rate:	The Spot Rate on the Observation Date
Spot Rate:

The Spot Rate on a given date is expressed as a number of Japanese yen per U.S. dollar and is equal to the rate reported by Reuters Group PLC (“Reuters”) on such date of determination on Reuters page WMRSPOT12 (or any substitute page) at approximately 4:00 p.m., Greenwich Mean Time, as determined by the calculation agent.

Currency Business Day:

A “currency business day,” with respect to the Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the Reference Currency (which is Tokyo, Japan) and (b) banking institutions in The City of New York and such principal financial center for such Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.

Observation Date:	August 10, 2016*
Maturity Date:	August 15, 2016*
CUSIP:	48125XJ72
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Calculation Date — Notes Linked to the Performance of a Single Reference Currency Relative to the Base Currency” in the accompanying product supplement no. 197-A-I

Investing in the Bearish Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 197-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $24.70 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $10.00 per $1,000 principal amount note. The concessions of approximately $10.00 per $1,000 principal amount note include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which maybe allowed to unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $24.70 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions and other amounts that may be allowed to other dealers, exceed $25.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on PS-29 of the accompanying product supplement no. 197-A-I and “Supplemental Use of Proceeds” on the last page of this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

August 10, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 197-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 197-A-I dated August 25, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 197-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 197-A-I dated August 25, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210003589/e39856_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the notes offered by this term sheet, if the scheduled Observation Date is not a currency business day with respect to any Reference Currency or if there is a market disruption event with respect to the Reference Currency on the scheduled Observation Date, the scheduled Observation Date will be postponed as described under “Description of Notes — Postponement of a Calculation Date — Notes Linked to the Performance of a Single Reference Currency Relative to the Base Currency” in the accompanying product supplement no. 197-A-I; and

JPMorgan Structured Investments —	TS-1
Bearish Notes Linked to the Japanese Yen Relative to the U.S. Dollar

How Do Exchange Rates Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Spot Rate is expressed as the number of Japanese yen per U.S. dollar. As a result, an increase in the Spot Rate from the pricing date to the Observation Date means that the Japanese yen has depreciated / weakened relative to the U.S. dollar from the pricing date to the Observation Date. This means that it would take more Japanese yen to purchase one U.S. dollar on the Observation Date than it did on the pricing date. Viewed another way, one Japanese yen could purchase fewer U.S. dollars on the Observation Date than it could on the pricing date. However, if an investment is bearish on the Japanese yen relative to the U.S. dollar, generally the value of that investment will increase in this situation.

Conversely, a decrease in a Spot Rate from the pricing date to the Observation Date means that the Japanese yen has appreciated / strengthened relative to the U.S. dollar from the pricing date to the Observation Date. This means that it would take fewer Japanese yen to purchase one U.S. dollar on the Observation Date than it did on the pricing date. Viewed another way, one Japanese yen could purchase more U.S. dollars on the Observation Date than it could on the pricing date. However, if an investment is bearish on the Japanese yen relative to the U.S. dollar, generally the value of that investment will decrease in this situation.

The notes do not provide a bearish linear return in U.S. dollars, on the depreciation of the Japanese yen relative to the U.S. dollar. A bearish linear return in U.S. dollars reflects the return that would be calculated on the Observation Date as the Ending Spot Rate minus the Starting Spot Rate, divided by the Starting Spot Rate. Instead, the return on the notes will be determined by the Reference Currency Return formula set forth in this term sheet, which does not reflect a bearish linear return in U.S. dollars.

The following examples demonstrate only the impact of a depreciation of the Japanese yen relative to the U.S. dollar under the Reference Currency Return formula as compared to the bearish linear method of calculating currency returns. A depreciation of the Japanese yen relative to the U.S. dollar will result in a positive Additional Amount under the terms of the notes. The impact of an appreciation of the Japanese yen relative to the U.S. dollar is not demonstrated below because, in that situation, the Additional Amount will not reflect such appreciation and will be $0 under the terms of the notes.

As demonstrated by the examples below, under the Reference Currency Return formula, any depreciation of the Japanese yen relative to the U.S. dollar will be diminished, as compared to a bearish linear return. In addition, the diminishing effect on any depreciation of the Japanese yen relative to the U.S. dollar increases as the Reference Currency Return increases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that use only the bearish linear method for calculating currency returns.

The following examples assume a Starting Spot Rate of 80 for the Japanese yen relative to the U.S. dollar.

Example 1: The Japanese yen weakens from the Starting Spot Rate of 80 Japanese yen per U.S. dollar to the Ending Spot Rate of 88 Japanese yen per U.S. dollar.

The Reference Currency Return is equal to 9.09%, calculated as follows:

(88 – 80) / 88 = 9.09%

By contrast, if the return on the Japanese yen were determined using a bearish linear return, the return would be 10.00%.

Example 2: The Japanese yen weakens from the Starting Spot Rate of 80 Japanese yen per U.S. dollar to the Ending Spot Rate of 7920 Japanese per U.S. dollar.

The Reference Currency Return is equal to 98.99%, which demonstrates the effective cap of 100% on the Reference Currency Return, calculated as follows:

(7920 – 80) / 7920 = 98.99%

By contrast, if the return on the Japanese yen were determined using a bearish linear return, which would not be subject to the effective cap of 100%, the return would be 9900%.

The hypothetical Ending Spot Rates and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

JPMorgan Structured Investments —	TS-2
Bearish Notes Linked to the Japanese Yen Relative to the U.S. Dollar

Selected Purchase Considerations
  POTENTIAL PRESERVATION OF CAPITAL AT MATURITY — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least your initial investment in the notes if you hold the notes to maturity, regardless of the performance of the Reference Currency. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  CAPPED APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount, note you will receive a payment equal to $1,000 × the Index Return × the Participation Rate**, provided that this payment (the Additional Amount) will not be less than zero. Assuming a Participation Rate of 105%, the Additional Amount will not equal or exceed $1,050 and the payment at maturity will not equal or exceed $2,050 per $1,000 principal amount note.
  ** The Participation Rate will be determined on the pricing date and will not be less than 105%.
  BEARISH EXPOSURE TO THE JAPANESE YEN VERSUS THE U.S. DOLLAR — The return on the notes is linked inversely to the performance of the Japanese yen, which we refer to as the Reference Currency, relative to the U.S. dollar, which we refer to as the Base Currency, and will enable you to earn a positive return if the Japanese yen depreciates relative to the U.S. dollar from and including the pricing date to and including the Observation Date. The Spot Rate increases as the Japanese yen depreciates relative to the U.S. dollar. The Reference Currency Return formula includes an embedded maximum return for the Reference Currency and an embedded variable decelerating upside leverage. The embedded variable upside negative leverage decreases as a Reference Currency Return increases Please see Selected Risk Considerations—The Notes are Subject to an Embedded Maximum Payment at Maturity” and “Selected Risk Considerations— The Method of Calculating the Reference Currency Returns Will Diminish Any Reference Currency Depreciation Relative to the U.S. Dollar” in this term sheet for more information
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 197-A-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments,” as described in the section entitled “Certain U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Certain Notes Treated as Indebtedness that Have a Term of More than One Year” in the accompanying product supplement. You generally will be required to accrue taxable interest income in each year at a rate equal to our comparable yield, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in your notes. Generally, any amount received at maturity or earlier sale or exchange in excess of your adjusted basis will be treated as additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which to that extent will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on August 10, 2011 and we had determined the comparable yield on that date, it would have been an annual rate of 2.37%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 2.37%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Additional Amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Japanese yen, the U.S. dollar or the exchange rates between the Japanese yen and the U.S. dollar or any contracts related to the Japanese yen, the U.S. dollar or the exchange rate between the Japanese yen and the U.S. dollar. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 197-A-I dated August 25, 2010.

  MARKET RISK — The return on the notes at maturity is linked inversely to the performance of the Reference Currency, and will depend on whether, and the extent to which, the Reference Currency Return is positive, zero or negative. Any positive Reference Currency Return will depend on the depreciation of the Reference Currency relative to the U.S. dollar. YOU WILL RECEIVE NO MORE THAN THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE REFERENCE CURRENCY RETURN IS ZERO OR NEGATIVE.
  THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY — You may receive a lower payment at maturity than you would have received if you had investing directly in the Japanese yen, the U.S. dollar or any contracts related to the Japanese yen, the U.S. dollar or the exchange rate between the Japanese yen and the U.S. dollar. If the Ending Spot Rate does not exceed the Starting Spot Rate, the Additional Amount will be zero. This will be true even if the Spot Rate was higher than the Starting Spot Rate at some time during the term of the notes but falls below the Starting Spot Rate on the Observation Date.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to

JPMorgan Structured Investments —	TS-3
Bearish Notes Linked to the Japanese Yen Relative to the U.S. Dollar

  changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. For example, one of the duties of J.P. Morgan Securities LLC, which we refer to as JPMS, as calculation agent involves determining the Starting Spot Rate in the manner set forth on the cover page of this term sheet. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Starting Spot Rate in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate, that might affect the value of your notes. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date. If the Starting Spot Rate as determined by the calculation agent exceeds that reflected in the publicly available information, the Reference Currency must depreciate more for you to receive more than the principal amount of your notes at maturity. JPMS will not have any obligation to consider your interests as a holder of the notes in making this determination.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM PAYMENT AT MATURITY — Because the Reference Currency Return is expressed as the Ending Spot Rate minus the Starting Spot Rate divided by the Ending Spot Rate, your payment at maturity is subject to an embedded maximum payment at maturity. In no event will the Reference Currency Return equal or exceed 100%. Accordingly, assuming the Participation Rate is 105%, the Additional Amount will not equal or exceed $1,050 and your payment at maturity will not equal or exceed $2,050 per $1,000 principal amount note.
  THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURNS WILL DIMINISH ANY REFERENCE CURRENCY DEPRECIATION — The notes do not provide a bearish linear return, in U.S. dollars, on the depreciation of the Japanese yen relative to the U.S. dollar. A bearish linear return in U.S. dollars reflects the return that would be calculated on the Observation Date as the Ending Spot Rate minus the Starting Spot Rate, divided by the Ending Spot Rate. Instead, the return on the notes will be determined by the Reference Currency Return formula set forth in this term sheet, which does not reflect a bearish linear return in U.S. dollars. Under the Reference Currency Return formula, any depreciation of the Japanese yen relative to the U.S. dollar will be diminished, as compared to a bearish linear return. The diminishing effect on any depreciation of the Japanese yen relative to the U.S. dollar, which we refer to as an embedded variable decelerating upside leverage, increases as the Reference Currency Return increases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that use only the bearish linear method for calculating currency returns. See “How Do Exchange Rates Work?” in this term sheet for more information.
  THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT (INCLUDING A SHORT POSITION) IN THE REFERENCE CURRENCY — You may receive a lower payment at maturity than you would have received if you had invested (including holding a short position) directly in the Japanese yen or contracts related to the Japanese yen for which there is an active secondary market.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of a Reference Currency or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Japan, the United States and other relevant countries or regions.
  Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments in Japan and the United States, and between each country and its major trading partners;
    the monetary policies of Japan and the United States, especially as related to the supply of money; and
    the extent of governmental surplus or deficit in Japan and the United States.
  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Japan and the United States, and those of other countries important to international trade and finance.

JPMorgan Structured Investments —	TS-4
Bearish Notes Linked to the Japanese Yen Relative to the U.S. Dollar

  GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those of Japan and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
  EVEN THOUGH THE REFERENCE CURRENCY AND THE U.S. Dollar TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Japanese yen and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
  CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Japanese yen relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
  CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rate and the Reference Currency Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 197-A-I for further information on what constitutes a market disruption event.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Spot Rate on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the actual and expected volatility in the Japanese yen and the U.S. dollar;
    the time to maturity of the notes;
    interest and yield rates in the market generally as well as in Australia and the United States;
    the exchange rate and the volatility of the exchange rates of the Japanese yen relative to the U.S. dollar;
    suspension or disruption of market trading in the Japanese yen or the U.S. dollar;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —	TS-5
Bearish Notes Linked to the Japanese Yen Relative to the U.S. Dollar

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?

The following table and examples illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performances for the Reference Currency Return from 80% to +80%, assume a Starting Spot Rate of 80.00 and Participation Rate of 105%. The actual Participation Rate will be set on the pricing date and will not be less than 105%. The following results are based solely on the hypothetical example cited. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Spot Rate	Reference Currency Return	Reference Currency Return x Participation Rate (105%)	Additional Amount		Principal		Payment at Maturity

400.00000	80.00%	84.00%	$840.00	+	$1,000.00	=	$1,840.00

266.66667	70.00%	73.50%	$735.00	+	$1,000.00	=	$1,735.00

200.00000	60.00%	63.00%	$630.00	+	$1,000.00	=	$1,630.00

160.00000	50.00%	52.50%	$525.00	+	$1,000.00	=	$1,525.00

133.33333	40.00%	42.00%	$420.00	+	$1,000.00	=	$1,420.00

114.28571	30.00%	31.50%	$315.00	+	$1,000.00	=	$1,315.00

100.00000	20.00%	21.00%	$210.00	+	$1,000.00	=	$1,210.00

94.11765	15.00%	15.75%	$157.50	+	$1,000.00	=	$1,157.50

88.88889	10.00%	10.50%	$105.00	+	$1,000.00	=	$1,105.00

84.21053	5.00%	5.25%	$52.50	+	$1,000.00	=	$1,052.50

80.00000	0.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00

76.19048	-5.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00

72.72727	-10.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00

69.56522	-15.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00

66.66667	-20.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00

61.53846	-30.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00

57.14286	-40.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00

53.33333	-50.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00

50.00000	-60.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00

47.05882	-70.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00

44.44444	-80.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Spot Rate increases from the Starting Spot Rate of 80 to an Ending Spot Rate of 88.88889. Because the Ending Spot Rate 88.88889 is greater than the Starting Spot Rate of 80, the Additional Amount is equal to $110.50 and the payment at maturity is equal to $1,80 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 10% × 105%) = $1,105

Example 2: The Spot Rate decreases from the Starting Spot Rate of 80 to an Ending Spot Rate of 76.19048. Because the Ending Spot Rate of 76.19048 is less than the Starting Spot Rate of 80, you will receive the principal amount of your notes at maturity.

The hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payouts shown above would likely be lower.

JPMorgan Structured Investments —	TS-6
Bearish Notes Linked to the Japanese Yen Relative to the U.S. Dollar

Historical Information

The following graph shows the historical weekly performance of the Japanese yen relative to the U.S. dollar, expressed in terms of the conventional market quotation (the amount of Japanese yen that can be exchanged for one U.S. dollar, which we refer to in this term sheet as the exchange rate) as shown on Bloomberg Financial Markets, from January 6, 2006 through August 5, 2011. The exchange rate of the Japanese yen relative to the U.S. dollar as reported by Bloomberg Financial Markets on August 9, 2011 was 76.96.

The historical exchange rates used to calculate the graph below were determined using the rates reported by Bloomberg Financial Markets and may not be indicative of the Spot Rate that would be derived from the applicable Reuters page.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Return. The Reference Currency Return increases when the Japanese yen depreciates in value against the U.S. dollar.

The Spot Rate on August 9, 2011 was 77.29, calculated in the manner set forth under “Key Terms — Spot Rate” on the front cover of this term sheet. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The exchange rates displayed in the graph above should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Japanese yen relative to the U.S. dollar will result in the return of more than any of your initial investment at maturity, subject to the credit risk of JPMorgan Chase & Co.

Supplemental Use of Proceeds

For purposes of the notes offered by this term sheet, the second paragraph under “Use of Proceeds” in the accompanying product supplement no. 197-A-I is deemed to be replaced by the following paragraph: “JPMS’s commission will include the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, such hedging may result in a profit that is more or less than expected, or could result in a loss. See also “Use of Proceeds” in the accompanying prospectus.”

JPMorgan Structured Investments —	TS-7
Bearish Notes Linked to the Japanese Yen Relative to the U.S. Dollar